Exhibit 99.1

Futu Announces First Quarter 2024 Unaudited Financial Results

HONG KONG, May 28, 2024 (GLOBE NEWSWIRE) -- Futu Holdings Limited (“Futu” or the “Company”) (Nasdaq: FUTU), a leading tech-driven online brokerage and wealth management platform, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Operational Highlights

●	Total number of paying clients[1] increased 23.5% year-over-year to 1,887,270 as of March 31, 2024.

●	Total number of registered clients[2] increased 15.4% year-over-year to 3,812,326 as of March 31, 2024.

●	Total number of users[3] increased 12.3% year-over-year to 22.5 million as of March 31, 2024.

●	Total client assets increased 11.2% year-over-year to HK$517.9 billion as of March 31, 2024.

●	Daily average client assets were HK$480.0 billion in the first quarter of 2024, an increase of 6.0% from the same period in 2023.

●	Total trading volume in the first quarter of 2024 increased by 9.5% year-over-year to HK$1.3 trillion, in which trading volume for U.S. stocks was HK$1.0 trillion, trading volume for Hong Kong stocks was HK$280.4 billion, and trading volume for stocks under the Stock Connect was HK$9.5 billion.

●	Daily average revenue trades (DARTs)[4] in the first quarter of 2024 increased 7.0% year-over-year to 549,854.

●	Margin financing and securities lending balance increased 8.9% year-over-year to HK$37.6 billion as of March 31, 2024.

First Quarter 2024 Financial Highlights

●	Total revenues increased 3.7% year-over-year to HK$2,592.5 million (US$331.3 million).

●	Total gross profit decreased 3.9% year-over-year to HK$2,122.2 million (US$271.2 million).

●	Net income decreased 13.1% year-over-year to HK$1,035.1 million (US$132.3 million).

●	Non-GAAP adjusted net income[5] decreased 11.6% year-over-year to HK$1,121.1 million (US$143.3 million).

Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer, said, “New paying clients jumped by 330.8% year-over-year to 177 thousand, the third highest quarterly growth in history, thanks to strong market performance and solid execution in new markets. This paying client growth represented over 50% of the full-year guidance we gave out during the last earnings call. We ended the first quarter with around 1.9 million paying clients, up 23.5% year-over-year and 10.4% quarter-over-quarter. Given the year-to-date momentum, we would like to raise our full-year new paying client guidance to 400 thousand for now.”

1 The number of paying clients refers to the number of clients with assets in their trading accounts with Futu.

2 The number of registered clients refers to the number of users with one or more trading accounts with Futu.

3 The number of users refers to the number of user accounts registered with Futu.

4 The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.

5 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses

“In the first quarter, new paying clients from Hong Kong and Singapore both recorded strong double-digit growth sequentially, but their total contribution to overall client growth dipped to around one-third given triple-digit sequential new paying client growth in other markets. Our recent launch in Malaysia far exceeded our expectations. With industry-leading product experience and high brand recognition thanks to our presence in Singapore, we attracted over 100,000 registered clients within six weeks of brokerage business launch and became the most downloaded financial app in Malaysia. Though growth decelerated in the second quarter, we still expect robust paying client addition in Malaysia for the rest of the year. In Japan, we continued to streamline the account opening process, refine product experience and launch targeted marketing initiatives. As a result, both new paying clients and average client assets increased meaningfully. Despite rapid client base expansion, our quarterly paying client retention rate remained above 98%.”

“While market depreciation of several technology names posted negative impact on client holdings, we saw exceptionally strong net asset inflow across all markets during the quarter, especially in March, when market sentiments in Hong Kong improved. Total client assets were HK$517.9 billion, up 11.2% year-over-year and 6.7% quarter-over-quarter. In Singapore, total client assets and average client assets recorded 25% and 15% sequential growth, respectively, driven by robust net asset inflow into equities and cash management products.”

“Total trading volume increased by 40.0% quarter-over-quarter to HK$1.3 trillion. As clients chased the Hong Kong market rally, Hong Kong stock trading volume rebounded 18.0% sequentially to HK$280.4 billion. Clients showed heightened interests in technology and high-dividend names as well as leveraged and inverse ETFs. The frenzy around crypto and AI-themed stocks drove a 48.1% sequential surge in U.S. trading volume to HK$1.0 trillion. Margin financing and securities lending balance increased by 13.7% sequentially to an all-time high of HK$37.6 billion.”

“Total client assets in wealth management were HK$64.0 billion, up 72.8% year-over-year and 11.1% quarter-over-quarter. Driven by strong demand for U.S. treasury bills, bond holdings increased by 21.3% sequentially. In Singapore, wealth management asset balance grew by 37.1% quarter-over-quarter as money market funds continued to gain traction.”

“We had 430 IPO distribution and IR clients, up 21.8% year-over-year. As of quarter end, over 1,200 companies have set up enterprise accounts in our social community to interact with retail investors.”

First Quarter 2024 Financial Results

Revenues

Total revenues were HK$2,592.5 million (US$331.3 million), an increase of 3.7% from HK$2,499.9 million in the first quarter of 2023.

Brokerage commission and handling charge income was HK$1,082.1 million (US$138.3 million), an increase of 0.3% from the first quarter of 2023. Brokerage income grew at a slower pace than trading volume due to a decrease in blended commission rate from 8.8bps to 8.1bps.

Interest income was HK$1,354.2 million (US$173.0 million), an increase of 4.6% from the first quarter of 2023. The increase was mainly driven by higher margin financing income due to an increase in daily average margin balance and higher interest income from bank deposits.

Other income was HK$156.2 million (US$20.0 million), an increase of 23.7% from the first quarter of 2023. The increase was primarily attributable to higher fund distribution service income.

Costs

Total costs were HK$470.2 million (US$60.1 million), an increase of 61.7% from HK$290.8 million in the first quarter of 2023.

Brokerage commission and handling charge expenses were HK$60.3 million (US$7.7 million), a decrease of 16.5% from the first quarter of 2023. Brokerage expenses didn’t move in tandem with brokerage income mainly due to cost savings from our U.S. self-clearing business.

Interest expenses were HK$312.8 million (US$40.0 million), an increase of 139.1% from the first quarter of 2023. The increase was primarily due to higher expenses associated with our securities borrowing and lending business.

Processing and servicing costs were HK$97.1 million (US$12.4 million), an increase of 10.7% from the first quarter of 2023. The increase was primarily due to higher cloud service and data transmission fees for new markets.

Gross Profit

Total gross profit was HK$2,122.2 million (US$271.2 million), a decrease of 3.9% from HK$2,209.0 million in the first quarter of 2023. Gross margin was 81.9%, as compared to 88.4% in the first quarter of 2023.

Operating Expenses

Total operating expenses were HK$929.5 million (US$118.8 million), an increase of 15.6% from HK$804.1 million in the first quarter of 2023.

Research and development expenses were HK$335.5 million (US$42.9 million), a decrease of 5.5% from the first quarter of 2023. The decrease was due to stricter cost control.

Selling and marketing expenses were HK$292.7 million (US$37.4 million), an increase of 107.1% from HK$141.3 million in the first quarter of 2023. This was driven by a 330.8% year-over-year increase in net new paying clients, offset by lower client acquisition costs.

General and administrative expenses were HK$301.3 million (US$38.5 million), a decrease of 2.1% from the first quarter of 2023. The decrease was primarily due to lower professional service fees.

Income from Operations

Income from operations decreased by 15.1% to HK$1,192.7 million (US$152.4 million) from HK$1,405.0 million in the first quarter of 2023, mostly due to higher marketing expenses. Operating margin declined to 46.0% from 56.2% in the first quarter of 2023.

Net Income

Net income decreased by 13.1% to HK$1,035.1 million (US$132.3 million) from HK$1,191.8 million in the first quarter of 2023. Net income margin for the first quarter of 2024 declined to 39.9% from 47.7% in the year-ago quarter.

Non-GAAP adjusted net income decreased by 11.6% to HK$1,121.1 million (US$143.3 million) from the first quarter of 2023. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see "Use of Non-GAAP Financial Measures" at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$7.53 (US$0.96), compared with HK$8.54 in the first quarter of 2023. Diluted net income per ADS was HK$7.46 (US$0.95), compared with HK$8.44 in the first quarter of 2023. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu's management will hold an earnings conference call on Tuesday, May 28, 2024, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time).

Please note that all participants will need to pre-register for the conference call, using the link

https://register.vevent.com/register/BId660c7b39e644d93a175d1316d925493.

It will automatically lead to the registration page of "Futu Holdings Ltd First Quarter 2024 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FUTU) is an advanced technology company transforming the investing experience by offering fully digitalized financial services. Through its proprietary digital platforms, Futubull and moomoo, the Company provides a full range of investment services, including trade execution and clearing, margin financing and securities lending, and wealth management. The Company has embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders. The Company also provides corporate services, including IPO distribution, investor relations and ESOP solution services.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company's operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company's operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company's performance.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of Non-GAAP and GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8259 to US$1.00, the noon buying rate in effect on March 29, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from the management team of the Company, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu's goal and strategies; Futu's expansion plans; Futu's future business development, financial condition and results of operations; Futu's expectations regarding demand for, and market acceptance of, its credit products; Futu's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	4,937,538	6,643,541	848,917
Cash held on behalf of clients	44,369,310	45,559,208	5,821,593
Restricted cash	1,232	1,179	151
Term deposit	5,540	5,200	664
Short-term investments	3,114,613	3,269,084	417,726
Securities purchased under agreements to resell	133,039	178,413	22,798
Loans and advances-current (net of allowance of HK$45,949 thousand and HK$41,441 thousand as of December 31, 2023 and March 31, 2024, respectively)	32,528,421	37,592,073	4,803,546
Receivables:
Clients	293,505	2,433,652	310,974
Brokers	5,189,155	6,363,276	813,105
Clearing organizations	4,244,793	2,821,118	360,485
Fund management companies and fund distributors	151,691	222,871	28,479
Interest	268,504	248,317	31,730
Prepaid assets	54,691	66,737	8,528
Other current assets	135,479	177,395	22,668
Total current assets	95,427,511	105,582,064	13,491,364

Operating lease right-of-use assets	224,092	204,663	26,152
Long-term investments	238,556	235,162	30,049
Loans and advances-non-current	18,934	18,959	2,423
Other non-current assets	1,226,754	1,290,500	164,901
Total non-current assets	1,708,336	1,749,284	223,525
Total assets	97,135,847	107,331,348	13,714,889

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FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2023	2024	2024
	HK$	HK$	US$
LIABILITIES
Amounts due to related parties	69,018	130,804	16,714
Payables:
Clients	48,762,263	49,032,693	6,265,438
Brokers	15,648,286	24,590,217	3,142,158
Clearing organizations	24,096	1,729,714	221,024
Fund management companies and fund distributors	175,575	173,917	22,223
Interest	44,109	66,352	8,479
Borrowings	5,651,565	3,730,044	476,628
Securities sold under agreements to repurchase	-	104,000	13,289
Lease liabilities-current	114,682	111,309	14,223
Accrued expenses and other current liabilities	1,939,004	1,874,506	239,526
Total current liabilities	72,428,598	81,543,556	10,419,702

Lease liabilities-non-current	123,335	107,665	13,757
Other non-current liabilities	12,183	11,534	1,474
Total non-current liabilities	135,518	119,199	15,231
Total liabilities	72,564,116	81,662,755	10,434,933

SHAREHOLDERS’ EQUITY
Class A ordinary shares	71	71	9
Class B ordinary shares	27	27	3
Additional paid-in capital	18,456,438	18,547,608	2,370,029
Treasury Stock	(5,199,257)	(5,199,257)	(664,365)
Accumulated other comprehensive loss	(49,433)	(78,839)	(10,074)
Retained earnings	11,360,890	12,399,028	1,584,360
Total shareholders' equity	24,568,736	25,668,638	3,279,962

Non-controlling interest	2,995	(45)	(6)
Total equity	24,571,731	25,668,593	3,279,956
Total liabilities and equity	97,135,847	107,331,348	13,714,889

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FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	1,079,311	1,082,107	138,273
Interest income	1,294,260	1,354,166	173,036
Other income	126,282	156,186	19,958
Total revenues	2,499,853	2,592,459	331,267
Costs
Brokerage commission and handling charge expenses	(72,246)	(60,301)	(7,705)
Interest expenses	(130,840)	(312,842)	(39,975)
Processing and servicing costs	(87,724)	(97,103)	(12,408)
Total costs	(290,810)	(470,246)	(60,088)
Total gross profit	2,209,043	2,122,213	271,179

Operating expenses
Research and development expenses	(354,899)	(335,487)	(42,869)
Selling and marketing expenses	(141,278)	(292,664)	(37,397)
General and administrative expenses	(307,893)	(301,335)	(38,505)
Total operating expenses	(804,070)	(929,486)	(118,771)

Income from Operations	1,404,973	1,192,727	152,408

Others, net	(7,732)	31,741	4,056

Income before income tax expense and share of loss from equity method investments	1,397,241	1,224,468	156,464

Income tax expense	(201,701)	(185,641)	(23,721)
Share of loss from equity method investments	(3,695)	(3,694)	(472)

Net income	1,191,845	1,035,133	132,271

Attributable to:
Ordinary shareholders of the Company	1,192,043	1,038,138	132,655
Non-controlling interest	(198)	(3,005)	(384)
	1,191,845	1,035,133	132,271

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FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	HK$	HK$	US$
Net income per share attributable to ordinary shareholders of the Company
Basic	1.07	0.94	0.12
Diluted	1.06	0.93	0.12

Net income per ADS
Basic	8.54	7.53	0.96
Diluted	8.44	7.46	0.95

Weighted average number of ordinary shares used in computing net income per share
Basic	1,116,767,496	1,102,929,775	1,102,929,775
Diluted	1,129,538,989	1,114,429,420	1,114,429,420

Net income	1,191,845	1,035,133	132,271
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	111,435	(29,441)	(3,762)
Total comprehensive income	1,303,280	1,005,692	128,509

Attributable to:
Ordinary shareholders of the Company	1,303,475	1,008,732	128,897
Non-controlling interests	(195)	(3,040)	(388)
	1,303,280	1,005,692	128,509

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FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended
	March 31, 2023	March 31, 2024	March 31, 2024
	HK$	HK$	US$
Net income	1,191,845	1,035,133	132,271
Add: Share-based compensation expenses	76,110	85,938	10,981
Adjusted net income	1,267,955	1,121,071	143,252

Non-GAAP to GAAP reconciling items have no income tax effect.

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